Exhibit 2.1

PURCHASE AND ASSUMPTION AGREEMENT

THIS PURCHASE AND ASSUMPTION AGREEMENT (this “Agreement”), dated as of June 4, 2014, between FIDELITY BANK, a Georgia bank (“Purchaser”) and CENTERSTATE BANK OF FLORIDA, N.A., a national bank (“Seller”).

WHEREAS, Seller is a national bank with its deposits insured by the Federal Deposit Insurance Corporation (the “FDIC”) with its main office located in Davenport, Florida;

WHEREAS, Purchaser is a bank organized under the laws of the State of Georgia with its principal office located in Norcross, Georgia; and

WHEREAS, Purchaser desires to assume and purchase from Seller, and Seller desires to assign and sell to Purchaser, certain of Seller’s liabilities and assets, currently held and allocated by Seller to its branch offices located at 3505 West Lake Mary Boulevard, Lake Mary, Florida 32746, 2494 Enterprise Road, Orange City, Florida 32763, 12901 West Colonial Drive, Winter Garden, Florida 34787, 110 A1A North, Ponte Vedra Beach, Florida 32082, and 10024 San Jose Blvd., Jacksonville, Florida 32257 (collectively, the foregoing branch offices are referred to as the “Owned Branches”), and certain of Seller’s deposit liabilities currently held and allocated by Seller to its branch office located at 709 S. Ponce de Leon Blvd., St. Augustine, Florida 32084 (the “St. Augustine Branch” and together with the Owned Branches, collectively, the “Branches” and individually, a “Branch”);

NOW, THEREFORE, in consideration of their mutual promises and obligations and intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

1.1 Certain Definitions. As used in this Agreement, the terms below shall have the meanings set forth.

“Accrued Expenses” means the accrued and unpaid expenses appearing as a Liability on the Closing Statement or the Final Closing Statement.

“Accrued Interest” means, at any date, interest which is accrued on Deposits to such date and not yet posted to such deposit accounts or paid to the depositor.

“ACH” has the meaning set forth in Section 7.10(e).

“Adjustment Date” has the meaning set forth in Section 3.2(e).

“Affiliate” of a person means any person directly or indirectly controlling or controlled by or under direct or indirect common control with such person.

“Agreement” means this Purchase and Assumption Agreement, including all schedules, exhibits and addenda as modified, amended or extended from time to time.

“Allocation” has the meaning set forth in Section 2.3.

“Assets” means the (i) Furniture and Fixtures, (ii) Improvements, (iii) Cash on Hand, (iv) Prepaid Expenses, (v) Real Property, (vi) Records, (vii) Seller’s benefits and rights under Safe Deposit

Agreements, (viii) Seller’s benefits and rights under Assumed Contracts, and (ix) any fee or expense adjustment required in accordance with Section 2.2; provided, however, Assets do not include any deferred Tax assets, refunds for Taxes relating to the period prior to the Closing Date and prepaid Taxes. The allocation provisions of Section 8.1 shall apply for the purposes of determining to what extent any Taxes, deferred Tax assets and Tax refunds relate to the period prior to the Closing Date; provided, further, Assets do not include any Loans, credit card receivables or accounts, any of Seller’s signs, and any use of any sign, trade name, trademark, service mark, other intellectual property, if any, of Seller.

“Assumed Contracts” means the contracts listed on Schedule 1.1 that Purchaser will assume as of the Closing pursuant to Section 7.4.

“Assumed Deposits” means all Deposits existing on the Closing Date other than Excluded Deposits.

“ATM” means any automated teller machine owned or leased by Seller and located at the Owned Branches.

“Bank Merger Act” means Section 18(c) of the Federal Deposit Insurance Act, as amended.

“Benefit Plans” has the meaning set forth in Section 8.3(d).

“Branch” or “Branches” has the meaning set forth in the Recitals.

“Business Day” means a day on which Purchaser is open for business in the State of Florida which is not a Saturday, Sunday or legal holiday.

“Cash on Hand” means, as of any date, all petty cash, vault cash, teller cash and prepaid postage maintained at the Owned Branches, including at ATMs.

“Closing” and “Closing Date” means the closing of the sale, purchase and assumption provided for herein to be held at such time and date as provided for in Article 3 hereof.

“Closing Time” means 5:00 p.m. Eastern Time on the Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidential Information” has the meaning set forth in Section 7.2(b).

“DBF” means the Georgia Department of Banking and Finance.

“Delivery Records” means all Records other than records for closed accounts.

“Deposits” means, as of any date, all deposit liabilities of Seller booked, maintained or primarily serviced at the Branches, which constitute “deposits” for purposes of the Federal Deposit Insurance Act, as amended, including all Overdraft Accounts, uncollected items included in depositors’ balances, Accrued Interest and IRAs assigned to Purchaser under Section 2.4, together with Seller’s rights and responsibilities under any customer agreement evidencing or relating thereto. A list of the Deposits as of the date of this Agreement is attached hereto as Schedule 1.2. This list will be updated as of the Closing Date.

“Dispute Resolver” means an independent accounting firm mutually acceptable to Seller and Purchaser. All determinations under this Agreement made by a Dispute Resolver shall be binding upon Purchaser and Seller.

“Due Diligence Period” has the meaning set forth in Section 7.12(b).

“Encumbrances” means all mortgages, claims, charges, liens, encumbrances, easements, limitations, restrictions, commitments, security interests, pledges or other similar charges or liabilities, whether accrued, absolute, contingent or otherwise, except for statutory liens for ad valorem tax payments securing payments not yet due.

“Environmental Laws” means all federal, state, and local statutes, regulations, ordinances, orders, decrees, guidance documents, and similar provisions having the force or effect of law relating to or imposing liability, responsibility, or standards of conduct applicable to environmental, health, or safety conditions and/or releases of Hazardous Materials affecting the Real Property.

“Environmental Survey” has the meaning set forth in Section 7.12(b).

“ERISA” has the meaning set forth in Section 5.8.

“Excluded Deposits” means all of the following Deposits existing on the Closing Date: (i) Deposits listed on Schedule 1.3, as updated on the Closing Date, (ii) Deposits excluded pursuant to Section 2.4(b) or 4.11 or excluded by mutual written agreement of Seller and Purchaser, (iii) Deposits specifically securing, pursuant to express terms of Loan documents, Loans or other extensions of credit by Seller, (iv) Deposits held in accounts for which Seller acts as fiduciary (other than IRAs assigned to Purchaser under Section 2.4), (v) Deposits subject to legal process as shown on Records, (vi) Deposits which are treated as abandoned property under Florida abandoned property laws, (vii) Deposits held in any IRA where the account holder has notified Seller or Purchaser of his, her or its objection to Purchaser acting as custodian of such IRA, (viii) Deposits held in the name of Seller or any of its affiliated entities as depositor, (ix) Deposits represented by official checks, travelers checks, money orders, or certified checks of Seller, (x) accounts designated as “closed” on the books and records of Seller, and (xi) certain Deposits selected by Seller that relate to depositors who have Loans related to the Branches; provided that, the amount of such Deposits shall not exceed two percent (2%) of all of the Deposits at any Branch.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Funds Rate” on any day means the per annum rate of interest (rounded upward to the nearest 1/100 of 1%) which is the weighted average of the rates on overnight federal funds transactions arranged on such day or, if such day is not a banking day, the previous banking day, by federal funds brokers computed and released by the Federal Reserve Bank of Atlanta (or any successor).

“Final Closing Statement” means the Statement, as of the Adjustment Date, delivered by Seller to Purchaser in accordance with Section 3.2(d).

“Final Settlement Payment” has the meaning set forth in Section 3.2(d).

“Furniture and Fixtures” means all furniture and fixtures, including ATMs, trade fixtures, safe deposit boxes, vaults and supplies (excluding any items consumed or disposed of, but including new items acquired or obtained, in the ordinary course of business of the Owned Branches through the Closing Date) that are located at the Owned Branches, but excluding telephone systems, security equipment, signage or other advertising or paper stock, forms, or supplies bearing Seller’s corporate logos, trade names, or trademarks and computers and computer software.

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“Hazardous Material” means any materials, substances, wastes, chemical substances, or mixtures presently listed, defined, designated, or classified as hazardous, toxic, or dangerous, or otherwise regulated, under any Environmental Law, whether by type or quantity, including, but not limited to, any pesticides, fungal or other biological organisms, pollutants, contaminants, toxic chemicals, oil or other petroleum products or byproducts, asbestos or materials containing asbestos, polychlorinated biphenyls, urea formaldehyde foam insulation, lead or lead-containing paint, radon, or radioactive material.

“Improvements” means all improvements to the Real Property in respect of the Owned Branches which shall have been purchased, installed or constructed and used in connection with the operation or maintenance of such Owned Branches.

“IRA” means an “individual retirement account” or similar Deposit account established in accordance with the provisions of Section 408 of the Code for which Seller acts as custodian or trustee but as to which Seller may not exercise investment discretion.

“IRS” means the Internal Revenue Service.

“Liabilities” means the (i) Assumed Deposits and all terms and agreements relating to the Assumed Deposits, (ii) Seller’s obligations under Assumed Contracts, (iii) Seller’s obligations under the Safe Deposit Agreements, including any prepaid rent thereunder, (iv) all other liabilities of Seller with respect to the operations of the Owned Branches, including accounts payable and Accrued Expenses, recorded as liabilities on the books of the Owned Branches as of the Closing Date, (v) any fee or expense adjustment required in accordance with Section 2.2, and (vi) liabilities that arise from the operation of the Owned Branches after the Closing Date; provided, however, that Liabilities shall not include Seller’s obligations with respect to the Loans, the servicing of the Loans and the collateral for the Loans, Liability for Taxes for any period prior to the Closing Date nor any other Liability of Seller not specifically assumed hereunder. The allocation provisions of Section 8.1 shall apply for purposes of determining to what extent a Liability for Taxes is with respect to a period prior to the Closing Date.

“Loans” means all loans (including loan commitments, but excluding the interest of any participants in such Loans) which are recorded on the books of the Branches at the Closing Time.

“Losses” means losses, liabilities, damages (including forgiveness or cancellation of obligations), expenses, costs, legal fees and disbursements, collectively.

“Material Adverse Effect” means a material adverse effect, individually or in the aggregate, on the condition, financial or otherwise, or results of operations of the Branches, or on the ability of Seller or Purchaser to consummate timely the transactions contemplated hereby. Notwithstanding the foregoing, a Material Adverse Effect shall not be deemed to exist as a result of general economic conditions or conditions generally affecting the industry in which the Branches operate.

“Material Defect” has the meaning set forth in Section 7.12(d).

“OFR” means the Florida Office of Financial Regulation.

“Overdraft Account” means a Deposit account that is overdrawn as of the Closing Date on account of checks, drafts or other items that have been presented against such account for payment against insufficient funds and that, under applicable rules of the Federal Reserve Bank of Atlanta or other check collection rules or procedures, cannot be returned and charged back as a matter of right to the presenting or collecting bank.

“Owned Branches” has the meaning set forth in the Recitals.

“Preliminary Closing Statement” means the statement reflecting the Assets and Liabilities as of the end of the third (3rd) Business Day prior to the Closing Date, which statement shall be prepared by Seller, in consultation with Purchaser, substantially in the format of Schedule 1.4.

“Prepaid Expenses” means all operating expenses and fees accrued or prepaid prior to the Closing Date relating to the Owned Branches, including, without limitation and as applicable, rents, utility payments, and FDIC assessments, but not including those related to Taxes, that appear as an asset in respect of the Owned Branches on the Preliminary Closing Statement or the Final Closing Statement, as the case may be, that (i) have been recorded in accordance with GAAP, (ii) are not intercompany or interoffice accounts and (iii) provide future benefit to the business conducted at the Owned Branches.

“Property Examination” has the meaning set forth in Section 7.12(b).

“Public Deposit” has the meaning set forth in Section 4.9.

“Purchase Price” has the meaning set forth in Section 2.1(b).

“Purchaser” has the meaning set forth in the Recitals.

“Real Property” means the real property owned by Seller and identified by the street addresses of the Owned Branches and the buildings thereon, including any Improvements thereon and all fixtures not included in the property described in the definition of Furniture and Fixtures.

“Records” means all records and original documents in Seller’s possession (including records maintained electronically) which pertain to and are utilized by Seller to administer, reflect, monitor, evidence or record information respecting the business or conduct of the Branches (including transaction tickets and stop payment orders through the Closing Date and all records for closed accounts located in the Branches) and all such records and original documents respecting (i) the Assumed Contracts, (ii) the Assets and (iii) the Assumed Deposits; provided, however, that Records shall not include any records or original documents with respect to the Loans, the servicing rights to the Loans and the collateral for the Loans.

“Regulatory Approvals” means all approvals, permits, authorizations, waivers or consents of governmental or regulatory agencies or authorities necessary or appropriate to permit consummation of the transactions contemplated herein and includes, without limitation, the following: (i) approval of the FDIC under the Bank Merger Act; (ii) approvals of the DBF and the OFR under applicable law; and (iii) expiration of the waiting period provided for in the Bank Merger Act without commencement of any action challenging the transactions contemplated hereunder by the United States Department of Justice or any other person.

“Restricted Period” has the meaning set forth in Section 7.11(a).

“Safe Deposit Agreements” means any agreements, including rental agreements, related to the safe deposit boxes, if any, located in the Branches.

“Seller” has the meaning set forth in the Recitals.

“Settlement Payment” means a payment made pursuant to Section 2.1(c).

“Tax Returns” means all returns or other reports required to be filed with respect to any Taxes, including information returns.

“Tax or Taxes” refers to all federal, state, local, or foreign income, gross receipts, windfall profits, severance, property, production, sales, use, excise, transfer, license, franchise, employment, withholding or similar taxes or amounts required to be withheld and paid over to any government in respect of any tax or governmental fee or charge, including any interest, penalties, or additions to tax on the foregoing.

“Transferred Employee” has the meaning set forth in Section 8.3(a).

1.2 Use and Application of Terms. In using and applying the various terms, provisions and conditions in this Agreement, the following shall apply: (1) the terms “hereby”, “hereof”, “herein”, “hereunder”, and any similar words, refer to this Agreement; (2) words in the masculine gender mean and include correlative words of the feminine and neuter genders and words importing the singular numbered meaning include the plural number, and vice versa; (3) words importing persons include corporations, associations, general partnerships, limited partnerships, limited liability partnerships, limited liability limited partnerships, limited liability companies, trusts, business trusts, corporations and other legal organizations, including public and quasi-public bodies, as well as individuals; (4) the use of the terms “including” or “included in”, or the use of examples generally, are not intended to be limiting; and (5) this Agreement shall not be applied, interpreted and construed more strictly against a person because that person or that person’s attorney drafted this Agreement.

ARTICLE 2

THE TRANSACTIONS

2.1 Transfer and Consideration.

(a) Subject to the terms and conditions set forth in this Agreement, at the Closing, Purchaser shall (i) purchase the Assets and (ii) assume the Liabilities, and Seller shall sell, assign, transfer, convey and deliver to Purchaser, free and clear of all Encumbrances (except as described in Section 5.4), all of Seller’s right, title and interest in and to the Assets and the Liabilities.

(b) The purchase price for the Assets shall be an amount (the “Purchase Price”) computed as follows:

(i) An amount equal to 1.5% of the average daily balance (excluding Accrued Interest) of Assumed Deposits for the period commencing ten (10) calendar days prior to and inclusive of the day prior to the Closing Date and ending on the day prior to the Closing Date; plus

(ii) The aggregate amount of Cash on Hand as of the Closing Date; plus

(iii) The amounts set forth on Schedule 2.1 for the Real Property, Improvements and other Assets (other than Cash on Hand).

2.2 Adjustment for Prepaid Expenses. All Prepaid Expenses relating to the Owned Branches, transferred at Closing, shall be prorated between the parties. To the extent that Seller has Prepaid Expenses that are expenses allocable to Purchaser pursuant to this Section 2.2, such expenses shall appear as an Asset on the Preliminary Closing Statement and the Final Closing Statement. To the extent that Prepaid Expenses have been accrued and not paid by Seller or prepaid by customers prior to the Closing Date, they shall appear as a Liability on the Preliminary Closing Statement and the Final Closing Statement.

2.3 Allocation of Consideration. Purchaser and Seller agree that the consideration payable hereunder at the Closing shall be allocated among the Assets, tangible and intangible, on the basis of an allocation (the “Allocation”) to be reasonably determined by Purchaser and Seller in accordance with applicable regulations and the Code. Purchaser and Seller agree (i) to timely file a mutually acceptable appropriate IRS form in accordance with the Allocation and (ii) that the Allocation shall be binding on Purchaser and Seller for all tax reporting purposes, except that either party may change any such report in the event of a dispute with any taxing authority or take any other step to settle or resolve such a dispute.

2.4 Assumption of IRA Account Deposits.

(a) With respect to Assumed Deposits in IRAs, Seller will use reasonable efforts and will cooperate with Purchaser in taking any action reasonably necessary or appropriate to accomplish or accompany the appointment of Purchaser (or an Affiliate of Purchaser designated by Purchaser) as successor custodian or the delegation to Purchaser (or an Affiliate of Purchaser) of Seller’s authority and responsibility as custodian of all such IRA deposits, including, but not limited to, sending to the depositors thereof appropriate notices, cooperating with Purchaser (or such Affiliate) in soliciting consents from such depositors, executing assignments reasonably satisfactory to Purchaser, and filing any appropriate applications with applicable regulatory authorities. If any such delegation is made to Purchaser (or such Affiliate), Purchaser (or such Affiliate) will perform all of the duties so delegated and comply with the terms of Seller’s agreement with the depositor of the IRA deposits affected thereby.

(b) If, notwithstanding the foregoing, as of the third (3rd) Business Day prior to the Closing Date, Purchaser shall be unable to retain deposit liabilities in respect of an IRA, the account holder has notified Seller or Purchaser of the account holder’s objection to Purchaser acting as custodian or trustee of such IRA or if Purchaser, in its sole discretion, has notified Seller that such IRA shall be excluded from the Assumed Deposits, such deposit liabilities shall be Excluded Deposits for purposes of this Agreement.

ARTICLE 3

CLOSING PROCEDURES

3.1 Closing Date and Place; Notifications. The closing of the transactions provided for herein (the “Closing”) will be held at the offices of Troutman Sanders, LLP, 600 Peachtree Street, Suite 5200, Atlanta, Georgia 30308, or at another place agreed to by the parties, on the later of (i) September 19, 2014, and (ii) the third (3rd) Business Day after the date on which the last condition precedent in Article 9 is satisfied or waived, or such other date and time mutually agreed to in writing by the parties (the “Closing Date”).

3.2 Procedure at the Closing; Adjustments.

(a) No later than one (1) Business Day prior to the Closing Date, Seller shall deliver to Purchaser the Preliminary Closing Statement prepared in the format set forth on Schedule 1.4 and based on figures as of the end of the third (3rd) Business Day immediately preceding the Closing Date.

(b) At the Closing, the parties shall deliver the documents referred to in Sections 9.1(d), 9.2(d) and 9.3. The sales, purchases, transfers, assumptions, leases and other acts made or taken at the Closing will be made or taken to be effective as of the Closing Time although the Settlement Payment may be paid at any time on the Closing Date. Seller shall be responsible for the Branches and the operation thereof until the Closing Time. The Closing Time shall be the relevant cutoff time for purposes of the proration described in Section 2.2, and any amounts to be paid in accordance with Section 2.2 shall be paid contemporaneously with the Final Settlement Payment on the Adjustment Date.

(c) On the Closing Date, Seller shall pay to Purchaser cash via wire transfer in an amount (the “Settlement Payment”) equal to the excess of (i) the Liabilities, over (ii) the Purchase Price, all as calculated based on the Preliminary Closing Statement.

(d) Within thirty (30) calendar days after the Closing, Purchaser shall determine the actual Liabilities and Purchase Price as of the Closing Time and deliver to Seller the Final Closing Statement. The Final Closing Statement shall become final and binding on Purchaser and Seller on the earlier of (i) the date it is approved by Purchaser by written notice to Seller or (ii) at 5:00 p.m. Eastern Time on the tenth (10th) Business Day after it is delivered by Seller to Purchaser unless, within such ten (10) Business Day period, Purchaser gives written notice to Seller of its actual or potential disagreement with respect to any item included in such Final Closing Statement. Seller and Purchaser shall use their reasonable best efforts to resolve the disagreement or concern during the ten (10) Business Day period following receipt by Seller of such notice. If the disagreement or concern is not resolved during such ten (10) Business Day period, the dispute shall be referred to a Dispute Resolver, and such Final Closing Statement shall be modified, if required, by the Dispute Resolver and thereupon such Final Closing Statement shall become final and binding. Purchaser and Seller shall share equally the cost of any Dispute Resolver. The “Final Settlement Payment” shall equal the excess of (i) the Liabilities, over (ii) the Purchase Price, all as finally determined pursuant to this Section 3.2(d) and reflected on the Final Closing Statement. Interest at the Federal Funds Rate from the Closing Date to, but excluding, the Adjustment Date shall be included in the Final Settlement Payment.

(e) Within five (5) Business Days after the Final Closing Statement becomes final and binding pursuant to subsection (d) of this Section (the “Adjustment Date”):

(i) if the Final Settlement Payment exceeds the Settlement Payment, Seller shall pay Purchaser the amount of such excess;

(ii) if the Final Settlement Payment is less than the Settlement Payment, Purchaser shall pay Seller the amount of such deficiency; and

(iii) if the Final Settlement Payment equals the Settlement Payment, then no further payment on returns shall be made.

(f) All payments to be made hereunder by one party to the other shall be made by wire transfer of immediately available funds on or before 4:00 p.m. Eastern Time on the Adjustment Date to an account specified by the receiving party at least two (2) calendar days prior to the Adjustment Date.

(g) If any instrument of transfer contemplated herein shall be recorded in any public record before the Closing and thereafter the Closing is not completed, then at the request of such transferring party the other party will deliver (or execute and deliver) such instruments and take such other action as such transferring party shall reasonably request to revoke or record such purported transfer.

ARTICLE 4

TRANSITIONAL MATTERS

4.1 Certain Procedures.

(a) Seller and Purchaser shall cooperate with each other and shall use their reasonable best efforts to cause the timely transfer of information concerning the Assumed Deposits which is maintained on Seller’s data processing systems. Within ten (10) calendar days after the date of this Agreement, Seller and Purchaser shall each designate appropriate and qualified personnel to be responsible for this cooperation of the parties in such transfer of information, and such personnel shall meet to discuss products, data mapping and the delivery of Records to Purchaser. If the parties agree to the electronic delivery of such materials, Purchaser may require up to three sets of electronic data files, corresponding layouts, and applicable balancing reports, with respect to the Assumed Deposits. At least one set, whether electronic or not, of such files, layouts and reports shall be created after a night’s processing approximately four weeks prior to the Closing Date. One set, whether electronic or not, shall be the live conversion set and be created after processing on the night of the Closing Date and be delivered to Purchaser no later than noon on the day following the Closing Date.

(b) In connection with its processing on the night of the Closing, Seller will produce and mail to the customers of the Branches statements dated as of the close of business on the Business Day prior to the Closing Date on any Deposit account normally receiving a statement.

4.2 Customers.

(a) Prior to Closing, Seller and Purchaser jointly will: (i) notify the customers of the Branches of the transactions contemplated hereby and (ii) provide all notices to such customers and other persons that Seller or Purchaser, as the case may be, is required to give by any regulatory authority having jurisdiction or under applicable law, including but not limited to any notice required by the Real Estate Settlement Procedures Act of 1974, as amended, or the terms of any other agreement between Seller and any customer in connection with the transactions contemplated hereby. All costs and expenses of any notice or communication sent or published under this Agreement by Purchaser or Seller shall be the responsibility of the party sending such notice or communication and all costs and expenses of any joint notice or joint communication shall be shared equally by Seller and Purchaser. In no event shall Seller provide any notification or notice to the customers of the Branches without Purchaser’s prior written approval of such notification or notice.

(b) Anything herein to the contrary notwithstanding, but subject to the provisions of Section 7.9, neither Purchaser nor Seller shall object to the use by depositors of the Assumed Deposits of checks and similar instruments issued to or ordered by such depositors on or prior to the Closing Date, which instruments may bear Seller’s name, or any logo, trademark, service mark, trade name or other proprietary mark of Seller. As provided in Section 7.9, Seller and Purchaser will agree on a mutually acceptable method to notify customers who use, and to transfer funds and authorization relating to, direct deposit and direct debit arrangements related to the Assumed Deposits.

4.3 Assumption of Obligations. Upon the Closing Date, Purchaser shall assume and thereafter fully and timely discharge the duties and obligations of Seller relating to all periods from and after the Closing Time with respect to the Assumed Deposits, Assumed Contracts and other Liabilities as may arise under applicable laws, regulations, agreements and rules of automated clearing houses and other payment systems which relate thereto, and in accordance with the terms of account agreements or other agreements with depositors applicable to such accounts as such terms and agreements are in effect on the Closing Date, except such terms as, under applicable law and agreement, may be changed after the Closing Date.

4.4 Maintenance of Records. Through the Closing Date, Seller will maintain the Records in accordance with safe and sound banking practices and in a manner consistent with past practice, which, with respect to financial accounting matters, is understood by Seller to be generally in accordance with GAAP. Purchaser may upon reasonable notice, at its own expense and during normal business hours, make such copies of and excerpts from the Records as it may deem desirable. All Records, whether held by Purchaser or Seller, shall be maintained for such periods following the Closing as are required by law, unless the parties shall, applicable law permitting, agree in writing to a different period. From and after the Closing Date, (a) each of the parties shall permit the other reasonable access to any applicable Records in its possession relating to matters arising on or before the Closing Date and (b) Purchaser shall permit Seller reasonable access (which may include insisting on appropriate legal process) to any applicable Records in its possession relating to matters arising after the Closing Date, in either case, reasonably necessary in connection with any request for information, claim, action, litigation or other proceeding involving the party requesting access to such Records or in connection with any legal obligation owed by such party to any present or former depositor or other customer.

4.5 Negotiable Instruments. Seller will destroy or remove any supply of Seller’s money orders, official checks, gift checks or any other negotiable instruments, including travelers’ checks, located at the Owned Branches on the Closing Date.

4.6 Leasing of Furniture and Fixtures. Seller shall use its reasonable best efforts to renew or extend on a month-to-month basis, any lease relating to Furniture and Fixtures, that is currently in effect but that would otherwise expire on or prior to the Closing Date and will promptly notify Purchaser if it is unable to do so.

4.7 ATM/Debit Cards and Billpay. Seller will provide Purchaser with a list of ATM access/debit cards issued by Seller to depositors of any Assumed Deposits and customers of the Branches that are billpay participants and a data processing record in a format reasonably agreed to by the parties containing all addresses therefor, within thirty (30) calendar days after the date of this Agreement and at each month end thereafter prior to the Closing Date. At Closing, Seller will provide Purchaser with a final list of such issued ATM access/debit cards and customers of the Branches that are billpay participants issued by Seller. Seller shall render ATM/debit cards and billpay for customers of the Branches inactive as of the Closing. Purchaser shall reissue ATM access/debit cards to depositors of any Assumed Deposits prior to the Closing Date, which cards shall be effective as of the Closing Date.

4.8 Training. Seller shall permit Purchaser to train employees of the Owned Branches before Closing with regard to Purchaser’s operations, policies and procedures at Purchaser’s sole cost and expense. This training may, as mutually agreed upon by Seller and Purchaser, take place at the Owned Branches and may take place during business hours; provided, however, that any training that occurs shall be conducted in a manner not disruptive to operations of the Owned Branches.

4.9 Collateral for Public Funds Deposits. At least thirty (30) calendar days after the date of this Agreement, Seller shall provide Purchaser with a listing of any pledge of collateral by Seller with respect to any Deposit proposed to be an Assumed Deposit that constitutes public funds or otherwise requires collateral. Purchaser shall use its best efforts to make arrangements acceptable to such customer prior to the Closing Date to replace Seller’s collateral with collateral belonging to Purchaser. If such Deposit cannot be collateralized in a manner acceptable to the deposit customer, such Deposit shall be an Excluded Deposit for purposes of this Agreement.

4.10 Telephone Numbers. Except for toll-free numbers and call center numbers, Seller shall take all steps reasonably necessary to enable Purchaser, after the Closing, to continue to use the telephone numbers used at the Branches on the date of this Agreement.

4.11 Change of Name. Seller shall remove from the Branches all items that are not being transferred to Purchaser under this Agreement, including but not limited to signage (which, at the election of Purchaser, shall include all structures supporting such signage) that bears Seller’s logos, trade names, or trademarks, on or prior to the Closing, at Seller’s own expense. Seller shall have the option to remove and retain, or provide to Purchaser, signage apparatus at the Branches after the date hereof. Seller shall give notice to Purchaser, at least ten (10) calendar days after the date hereof, of its decision so as to allow Purchaser to make plans for signage.

4.12 St. Augustine Branch Closure. Purchaser and Seller acknowledge and agree that Seller will file prior to Closing all necessary notices with the OFR and FDIC to close the St. Augustine Branch and, in connection with such branch closing, will post the required branch closing notice in the St. Augustine Branch for thirty (30) calendar days prior to the branch closing. The parties will work together in good faith to determine the date such notice shall be posted in the branch. In no event shall Seller post the notice without Purchaser’s prior written approval of such notice.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants as follows:

5.1 Corporate Organization and Authority. Seller is a national bank duly organized, validly existing and in good standing under the laws of the United States and has the requisite power and authority to conduct the business now being conducted at the Branches, to accept and maintain the Assumed Deposits and to own the Assets. Seller’s Deposits maintained at the Branches are insured by the FDIC, subject to applicable FDIC coverage limitations. Seller has the requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement is a valid and binding agreement of Seller enforceable against Seller in accordance with its terms subject, as to enforcement, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

5.2 No Conflict; Licenses and Permits. The execution, delivery and performance of this Agreement by Seller does not, and will not, violate any provision of its charter or bylaws or, subject to the receipt of the Regulatory Approvals, violate or constitute a breach or contravention of, or default under, any law, rule, regulation, order, judgment, decree or filing of any government, governmental authority or court to which Seller is subject or under any agreement or instrument of Seller, or by which Seller is otherwise bound, or to which any of the Assets, Assumed Deposits, or Assumed Contracts (except for any required consents under Assumed Contracts in respect of the transactions herein contemplated) or the Branches are subject, which violation, breach, contravention or default could reasonably be expected to have a Material Adverse Effect. Seller has all material licenses, franchises, permits, certificates of public convenience, orders and other authorizations of all foreign, federal, state and local governments and governmental authorities necessary for the lawful conduct of its business at the Branches as now conducted and all such licenses, franchises, permits, certificates of public convenience, orders and other authorizations are valid and in good standing and are not subject to any suspension, modification or revocation or proceedings related thereto.

5.3 Approvals and Consents. Except as required to obtain the Regulatory Approvals, no notices, reports or other filings are required to be made by Seller with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Seller from, any governmental or regulatory authorities in connection with the execution and delivery of this Agreement by Seller and the consummation by Seller of the transactions contemplated hereby.

5.4 Title to Assets. Seller has good and marketable fee title to the Assets, free and clear of all Encumbrances; provided, however, that this representation does not cover the Real Property.

5.5 Condemnation Proceedings. Seller has not received any notice of any condemnation or eminent domain proceedings or negotiations for the purchase of the Real Property in lieu of condemnation, and no condemnation or eminent domain proceedings or negotiations have been commenced or, to Seller’s knowledge, threatened in connection with the Owned Branches.

5.6 Contracts. Each Assumed Contract constitutes a valid and binding obligation of Seller and there does not exist, with respect to Seller’s obligations thereunder, any default, or event or condition which constitutes, or after notice or passage of time or both would constitute, a material default on the part of Seller under any Assumed Contract. Each lease relating to Furniture and Fixtures used in an Owned Branch is current and all rents, expenses and charges payable by Seller have been paid or accrued in accordance with the terms thereof.

5.7 Fiduciary Obligations. Other than in respect of IRAs, Seller has no trust or fiduciary relationship or obligations in respect of any of the Assumed Deposits or in respect of any other Assets or Liabilities.

5.8 Employees. To Seller’s knowledge, it has complied, and is currently in compliance, in all material respects with applicable law (including, without limitation, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), rules and regulations relating to the employment of labor or the provision of compensation or benefits thereto, including without limitation those relating to wages, hours, unfair labor practices, employment discrimination and payment of social security and similar taxes with respect to employees at the Branches.

5.9 Proceedings. There is no action, suit, proceeding or investigation pending or, to Seller’s knowledge, threatened against Seller, in, before, or by any court or governmental agency or authority related to the Assets, the Assumed Deposits or the Branches or that could reasonably be expected to have a Material Adverse Effect.

5.10 Regulatory Matters. There are no pending, or, to the knowledge of Seller, threatened, disputes or controversies between Seller and any federal, state or local governmental authority (i) with respect to the Branches or (ii) that could reasonably be expected to have a Material Adverse Effect. Seller is unaware of any reason why the Regulatory Approvals and, to the extent necessary to consummate the transaction described herein, any other approvals, authorization or filings, registrations and notices cannot be obtained.

5.11 Brokers’ Fees. Seller has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Agreement.

5.12 Compliance with Laws. To Seller’s knowledge, its business at the Branches has been conducted in compliance with all federal, state and local laws, regulations and ordinances applicable thereto, including without limitation, informational reporting, truth in lending, truth in savings and consumer credit laws and regulations, currency transaction reporting and Environmental Laws, except for any failure to comply that could not reasonably be expected to have a Material Adverse Effect.

5.13 Absence of Certain Changes, Etc. Except in connection with the transaction contemplated hereby, since December 31, 2013, Seller’s business at the Branches has been conducted only in, and there has not been any material transaction other than according to, the ordinary and usual course of such business and there has not been any material adverse change, individually or in the aggregate, in the condition (financial or otherwise), properties, business or results of operations of the Branches, or any development or combination of developments (other than those related to general economic conditions or conditions generally affecting the industry and/or areas in which the Branches operate) which, individually or in the aggregate, is reasonably likely to result in any such change.

5.14 Books and Records. To Seller’s knowledge, since December 31, 2013, the books, accounts and records of the Branches have been maintained in accordance with safe and sound banking practices and in a manner consistent with past practice, which, as they relate to financial accounting, is in accordance with GAAP.

5.15 Tax Representations.

(a) With respect to the Assumed Deposits, Seller is in material compliance with the law and IRS regulations relative to (i) obtaining from depositors of the Assumed Deposits executed IRS Forms W-8 and W-9 and (ii) reporting of interest.

(b) There are no liens for Taxes allocated to or imposed on Seller on any of the Assets and to the knowledge of Sellers there is no basis for the assertion of any such liens, other than normal and recurring ad valorem tax liens and sales and use taxes on assets being sold.

(c) Seller has paid when due Taxes in respect of the Assets.

(d) No tax is required to be withheld by Purchaser from the Purchase Price or Settlement Payment as a result of the transfers contemplated by this Agreement pursuant to the Code or any other provision of federal, state or local Tax law.

5.16 No Other Representations or Warranties. Except for the representations and warranties expressly contained in this Agreement, none of Seller, any Affiliate of Seller or any other person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Seller.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants as follows:

6.1 Corporate Organization and Authority. Purchaser is a bank duly organized, validly existing and in good standing under the laws of the State of Georgia and has the requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to own the Assets and to operate the Owned Branches. This Agreement is a valid and binding agreement of Purchaser enforceable against Purchaser in accordance with its terms subject, as to enforcement, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

6.2 No Conflict; Licenses and Permits. The execution, delivery and performance of this Agreement by Purchaser does not, and will not, violate any provision of its charter or bylaws or, subject to the receipt of the Regulatory Approvals, violate or constitute a breach or contravention of, or default under, any law, rule, regulation, order, judgment, decree or filing of any government, governmental authority or court to which Purchaser is subject or under any agreement or instrument of Purchaser, or by which Purchaser is otherwise bound, which violation, breach, contravention or default could reasonably be expected to have a Material Adverse Effect.

6.3 Approvals and Consents. Except as required to obtain the Regulatory Approvals, no notices, reports or other filings are required to be made by Purchaser with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Purchaser from, any governmental or regulatory authorities in connection with the execution and delivery of this Agreement by Purchaser and the consummation by Purchaser of the transactions contemplated hereby.

6.4 Proceedings. There is no action, suit, proceeding or investigation pending or, to Purchaser’s knowledge, threatened against Purchaser, in, before, or by any court or governmental agency or authority that could reasonably be expected to have a Material Adverse Effect.

6.5 Regulatory Matters. There are no pending, or, to the knowledge of Purchaser, threatened, disputes or controversies between Purchaser and any federal, state or local governmental authority that could reasonably be expected to have a Material Adverse Effect. Purchaser is unaware of any reason why the Regulatory Approvals and, to the extent necessary to consummate the transaction described herein, any other approvals, authorization or filings, registrations and notices cannot be obtained.

6.6 Brokers’ Fees. Purchaser has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Agreement.

6.7 No Other Representations or Warranties. Except for the representations and warranties expressly contained in this Agreement, none of Purchaser, any Affiliate of Purchaser or any other person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Purchaser.

ARTICLE 7

COVENANTS OF THE PARTIES

7.1 Activity in the Ordinary Course.

(a) From the date hereof to and including the Closing Date, Seller shall conduct the business of the Branches in the ordinary and usual course consistent with past practices and standards, and Seller shall not, without the prior written consent of Purchaser:

(i) Permit the Branches to engage or participate in any material transaction or incur or sustain any material obligation except in the ordinary course of Branch business;

(ii) Offer interest rates or terms on any category of Deposits at the Branches which are not determined in a manner consistent with past practice and procedure and which, in any event, are materially either over or under what would be considered market rates (i.e., rates generally offered by similarly situated banks in the municipalities and immediately surrounding areas of the Branches) at the time of the offer;

(iii) Commence any new interest rate promotions with respect to any category of Deposits at the Branches without providing ten (10) calendar days’ prior written notice thereof to Purchaser;

(iv) Except as expressly contemplated herein, transfer to or from the Branches to or from any of Seller’s other operations or branches any Assets or Deposits;

(v) Except in the ordinary course of business, sell, transfer, assign, encumber or otherwise dispose of or enter into any contract, agreement or understanding to sell, transfer, assign, encumber or dispose of any Asset;

(vi) Make or agree to make any material Improvements to the Owned Branches or the Real Property;

(vii) Terminate the operations of the Branches or file any application to relocate or close the Branches, except as contemplated in Section 4.12;

(viii) Enter into any commitment, agreement, understanding or other arrangements to transfer, assign, encumber or otherwise dispose of the Branches, except in a manner consistent with Seller’s obligations under this Agreement; or

(ix) Transfer any employee employed at one of the Owned Branches to any other branch of Seller, nor will Seller permit any employee of one of the Owned Branches to post for positions outside such Owned Branch, nor will Seller grant any increase in the salary or wages of any of the employees of the Owned Branches other than normal increases at times and amounts consistent with Seller’s past practices.

(b) Between the date of this Agreement and the Closing Date, Seller shall not, and shall cause its officers, directors, agents and employees not to, take any action that is intended to induce, or is reasonably likely to induce, the transfer of banking business from the Branches.

7.2 Access and Confidentiality.

(a) Between the date of this Agreement and the Closing Date, Seller shall afford to Purchaser and its officers, employees, agents and representatives full access to the properties, books, records, contracts, documents, files (including Records) and other information of or relating to the Branches, the Assets, the Assumed Contracts and the Assumed Deposits upon reasonable advance notice during normal business hours; provided, however, that any inspection shall be conducted in a manner that does not unreasonably interfere with Seller’s normal business operations or its relations with its customers. Seller shall cause its personnel to be reasonably available during normal business hours, to an extent not disruptive of ongoing operations, to provide information and assistance in connection with Purchaser’s investigation of matters relating to the Branches, the Assets, the Assumed Contracts and the Assumed Deposits and to familiarize Purchaser with basic policies and operational procedures of Seller relating to the Branches. Seller shall furnish Purchaser with such additional financial and operating data and other information about its business operations at the Owned Branches as may be reasonably necessary for the orderly transfer of the business operations of the Owned Branches.

(b) Subject to Section 12.4 hereof, each party to this Agreement shall hold, and shall cause its respective directors, officers, employees, agents, consultants and advisors to hold, in strict confidence (unless disclosure to a bank regulatory authority is necessary in connection with any Regulatory Approval or unless compelled to disclose by judicial or administrative process or, in the written opinion of its counsel, by other requirements of law or the applicable requirements of any regulatory agency or relevant stock exchange) all discussions and information related to the Branches (or, if required under a contract with a third party, concerning such third party) and, with respect to Purchaser, all non-public personal information of any consumer or customer of Seller, records, books, contracts, instruments, computer data, system requirements and other data and information (collectively, “Confidential Information”) furnished to it by Seller or Seller’s representatives pursuant to this Agreement (except to the extent that such Confidential Information can be shown to have been (i) previously known by such party on a non-confidential basis, (ii) in the public domain through no fault of such party or (iii) later lawfully acquired from other sources by the party to which it was furnished and such other source is not subject to a confidentiality restriction with regard to such Confidential Information), and neither party shall release or disclose such Confidential Information to any other person, except, upon the same conditions of confidentiality, its auditors, attorneys, financial advisors, bankers, other consultants and advisors and, to the extent permitted above, bank regulatory authorities.

(c) This Section shall not prohibit disclosure of Confidential Information required by applicable law to be disclosed, but such additional disclosure shall be limited to that actually required by law, and the party making disclosure shall give the other party as much notice as is practicable of such obligation (except where prohibited by applicable law) so that the other party may seek a protective order or other similar or appropriate relief, and also shall undertake in good faith to have the Confidential Information disclosed treated confidentially by the party to whom the disclosure is made.

(d) Notwithstanding any other express or implied agreement, arrangement or understanding to the contrary, Purchaser and Seller may disclose to any applicable taxing authorities any fact that may be relevant to understanding the tax treatment and the tax structure of this Agreement.

7.3 Regulatory Approvals. As soon as practicable after the date of this Agreement and no later than ten (10) calendar days after the date of this Agreement, Purchaser shall prepare and file any applications to federal or state regulatory authorities for approvals necessary, including all Regulatory Approvals, to consummate the transactions contemplated by this Agreement. Seller shall cooperate fully and promptly with Purchaser in connection with Purchaser’s applications, and will prepare and file any such applications required by regulatory authorities to be filed by Seller. Purchaser shall use its reasonable best efforts to obtain each such approval as promptly as practicable, and Purchaser and Seller will cooperate in connection therewith and provide the other with copies of any applications relating thereto prior to filing, other than material filed in connection therewith under a claim of confidentiality.

7.4 Assumed Contracts.

(a) Seller agrees to provide to Purchaser as soon as reasonably possible, but no later than ten (10) calendar days after the date hereof, a conformed copy of all potential Assumed Contracts, to be in effect as of the Closing Date. Within ten (10) calendar days thereafter, Purchaser shall notify Seller of all such contracts that are to be Assumed Contracts. Purchaser shall have no obligation or liability to any person under any contract that is not an Assumed Contract.

(b) Seller shall use its reasonable best efforts, and Purchaser shall cooperate to, obtain from any parties to any Assumed Contracts any required consents to the assignment of the Assumed Contracts to Purchaser, under the existing terms and conditions contained in the Assumed Contracts on the Closing Date; provided, however, that Seller shall not obtain any consent that imposes a condition, commitment or requirement that would, after consultation with Purchaser and in Purchaser’s reasonable judgment, adversely affect the operations of the Owned Branches. Any such Assumed Contract for which consent has not been obtained as of the Closing Date shall not be an Assumed Contract and Seller shall have no obligation to continue attempting to obtain such consent.

7.5 Delivery of Records at Closing. At or prior to the Closing, Purchaser shall pick up from Seller at 1101 1st Street South, Winter Haven, Florida 33880 all Delivery Records as well as all the data which is reasonably necessary for the conversion of the Assumed Deposits to Purchaser’s data processing system; provided, however, that Seller and Purchaser each shall pay for their own expenses incurred in the conversion.

7.6 Further Assurances. The parties shall cooperate fully with each other in connection with any acts or actions required to be taken as part of their respective obligations under this Agreement. Purchaser and Seller agree to use all reasonable efforts to satisfy or cause to be satisfied as soon as practicable their respective obligations hereunder and the conditions precedent to the Closing. Each of Seller and Purchaser will execute, acknowledge and deliver such instruments and take such other actions as the other party may reasonably require in order to carry out the intent of this Agreement. Seller will duly execute and deliver such assignments, bills of sale, deeds, acknowledgments and other instruments of conveyance and transfer as shall at any time be necessary or appropriate to vest in Purchaser the full legal and equitable title to the Assets being sold hereunder, free and clear of all Encumbrances. For a reasonable period of time after the Closing Date, each party will promptly deliver to the other all mail and other communications which are properly addressable or deliverable to the other as a consequence of the transactions pursuant to this Agreement; and without limitation of the foregoing, on and after the Closing Date, Seller shall promptly forward any mail, communications or other material relating to the Assumed Deposits or the Assets, to such employees of Purchaser at such addresses as may from time to time be specified by Purchaser in writing.

7.7 Insurance; Risk of Loss. Prior to the Closing Date, Seller shall (i) maintain the Assets in customary repair, order, and condition, reasonable wear and tear and damage by fire or other unavoidable casualty excepted, (ii) maintain insurance on the Assets consistent with its historical practices and all risk of loss shall be on Seller, and (iii) remain in substantial compliance with any obligations it has under the Assumed Contracts or otherwise relating to maintenance of and insurance upon the Assets.

7.8 Notices of Default. Seller and Purchaser shall each promptly give written notice to the other upon becoming aware of the impending or threatened occurrence of any event which could reasonably be expected to cause or constitute a breach of any of their respective representations, warranties, covenants or agreements contained in this Agreement.

7.9 New Account Numbers and Checks. Purchaser agrees to assign new account numbers to depositors of Assumed Deposits, and to furnish such depositors with checks, withdrawal order forms and ATM access/debit cards.

7.10 Settlement Operations after Closing. Seller and Purchaser hereby agree that, except as provided below or otherwise agreed in writing by the parties, for a period of ninety (90) calendar days after the Closing Date:

(a) Seller agrees that it will transfer, convey, and assign to Purchaser on the date of its receipt all deposits received by Seller after the Closing for credit to any of the Assumed Deposit accounts, and all payments received by Seller after the Closing for application to or on account of any of the Assets.

(b) Seller agrees to notify Purchaser on the date of its receipt of the return to it of any items deposited in, or cashed at, the Branches prior to the Closing Date and shall expeditiously forward any such items to Purchaser. If Purchaser cannot recover on such returned items after making a good faith effort to do so, Seller shall reimburse Purchaser for such return items upon assignment of such items by Purchaser to Seller. Purchaser’s good faith effort shall not include institution of any legal action with respect to such recovery.

(c) To the extent permitted by law and the applicable Deposit contracts, Purchaser agrees that it will honor all properly payable checks, drafts, withdrawal orders and similar items drawn on Seller’s forms against Assumed Deposits which are presented to Purchaser by mail, or through clearing houses.

(d) Provided that such items have been timely delivered to Purchaser by Seller, Purchaser shall pay the items referred to in Section 7.10(c). Seller shall make supporting documentation available for pickup by Purchaser at 1101 1st Street South, Winter Haven, Florida 33880 no later than 10:00 a.m. on the Business Day following the day they were received by Seller. Purchaser shall promptly reimburse Seller on a daily basis for the amount of all such checks and drafts paid by Seller.

(e) As of the Closing Date, Purchaser will notify all Automated Clearing House (“ACH”) originators of the transfers and assumptions made pursuant to the Agreement; provided, however, that Seller may, at its option, notify all such originators itself (on behalf of Purchaser). For a period of ninety (90) calendar days beginning on the Closing Date, Seller will honor all ACH items related to accounts assumed under this Agreement which are routed or presented to Seller. Seller will make no charge to Purchaser for honoring such items, and will electronically transmit such ACH data to Purchaser on a daily basis. If Purchaser cannot receive an electronic transmission, Seller will make available daily to Purchaser in an alternative method the items received from ACH. Seller and Purchaser shall make arrangements to provide for the daily settlement with immediately available funds by Purchaser of any ACH items honored by Seller, and Seller shall be held harmless and indemnified by Purchaser for acting in accordance with this arrangement to accept ACH items. Seller agrees to settle any and all ATM transactions effected on or before the Closing Date, but processed after the Closing Date, as soon as practicable. Purchaser and Seller agree to remit the total net balance of such transactions to Seller or Purchaser, as the case may be, on the same date the transactions are settled. In instances where a depositor of a Deposit made an assertion of error regarding an account constituting an Assumed Deposit pursuant to the Electronic Funds Transfer Act and Federal Reserve Board Regulation E, and Seller, prior to the Closing, recredited the disputed amount to the relevant account during the conduct of the error investigation, Purchaser agrees to comply with a written request from Seller to debit such account in a stated amount and remit such amount to Seller, to the extent of the balance of funds available in the accounts.

(f) Seller shall provide Purchaser with a listing of each stop payment order including date, amount, payee, and check number (but not the orders themselves) in effect as to an Assumed Deposit on the Closing Date. Purchaser shall honor all stop payment orders relating to the Assumed Deposits initiated prior to the Closing and reflected in the data made available by Seller to Purchaser on the Closing Date. Purchaser shall honor all stop payment orders relating to the Assumed Deposits initiated prior to the Closing and reflected in the data made available by Seller to Purchaser on the Closing Date. In the event that Purchaser shall make any payment in violation of a stop payment order initiated prior to the Closing but not reflected in stop payment documents and the data made available by Seller to Purchaser prior to such payment, then Seller shall indemnify, hold harmless and defend Purchaser from and against all claims, losses and liabilities, including reasonable attorneys’ fees and expenses, arising out of any such payment. In the event that Purchaser shall make any payment in violation of a stop payment order initiated prior to the Closing that is reflected in stop payment documents and the data made available by Seller to Purchaser prior to such payment, then Purchaser shall indemnify, hold harmless and defend Seller from and against all claims, losses and liabilities, including reasonable attorneys’ fees and expenses, arising out of any such payment.

(g) After the Closing Date, Purchaser hereby agrees to process any and all “charge-back items” received subsequent to the Closing Date but arising prior thereto against Assumed Deposit accounts, as covered under applicable charge-back regulations. “Charge-back items” shall include, but not be limited to, disputed items, purchases over limit, fraudulent use of a debit card, late presentations of sales slips, unpresented credit on sales returns and other adjustments as specified under the rules and regulations of MasterCard and/or Visa. If Purchaser cannot recover on any such charge-back items after making a good faith effort to do so, Seller shall reimburse Purchaser for such items upon assignment of such items by Purchaser to Seller. Purchaser’s good faith effort to recover on any such items shall not require that Purchaser take any legal action against any person.

(h) Purchaser will use good faith efforts consistent with its normal collection practices to collect the Overdraft Accounts. Purchaser’s good faith efforts to collect Overdraft Accounts shall not require, however, that it institute any legal action against any person. Seller will reimburse Purchaser for any Overdraft Accounts deemed uncollectable by Purchaser following such good faith collection efforts and an assignment of the rights to pursue such Overdraft Accounts to Seller. Seller agrees that, following the date of this Agreement, Seller will not, without the consent of Purchaser, alter or change any business practice at the Branches related to overdrawn deposit accounts except in connection with a change applicable to Seller generally and which is no more permissive than current policy.

(i) Purchaser and Seller agree that all amounts required to be remitted by either such party to the other party hereto pursuant to this Section shall be settled on a daily basis. Any amounts to be paid by Seller to Purchaser shall be netted daily against any amounts to be paid by Purchaser to Seller, such that only one amount, representing the net amount due, shall be transferred on a daily basis by the party with the higher amount of remittances for such day in immediately available funds. Seller shall provide Purchaser with a daily net settlement figure for all such transactions from the immediately preceding Business Day by 12:00 p.m. Eastern Time on each Business Day and the party obligated to remit any funds thereunder shall do so in immediately available funds by wire transfer by 2:00 p.m. Eastern Time on such day or by any other method of payment agreed upon by the parties; any such settlement shall be provisional pending receipt or review by the parties of the supporting documentation relating to such settlement; the next daily settlement to reflect any adjustments resulting from a parties receipt and examination of the physical items.

7.11 Restrictive Covenants.

(a) From the date hereof until twelve (12) months after (i) the Closing Date or (ii) the date of termination of this Agreement, whichever is applicable (the “Restricted Period”), Seller agrees that it will not solicit any individual that is an employee of Purchaser who is employed in any Owned Branch or whose place of employment is within the traditional and primary market area of the Branches. Likewise, except as explicitly contemplated hereby with respect to the Transferred Employees, Purchaser agrees that during the Restricted Period, Purchaser will not solicit for employment any individual that Purchaser knows is an employee of Seller whose place of employment is within the traditional and primary market area of the Branches. The parties agree, however, that general recruiting advertisements not targeted specifically at the other’s employees shall not be considered a solicitation under this Section 7.11(a).

(b) From the date hereof until twenty-four (24) months after (i) the Closing Date or (ii) the date of termination of this Agreement, whichever is applicable, Seller agrees that it will not target and solicit customers of the Branches whose Deposits are being assumed or purchased by Purchaser; provided, however, that nothing in this Section 7.11(b) shall (i) restrict general mass mailings, telemarketing calls, statement stuffers, advertisements or other similar communications whether in print, on radio, television, the Internet, or by other means that are directed to the general public. Seller also agrees that during the Restricted Period it will not open, either directly or through a subsidiary, a branch banking facility, loan production office or any other facility used or to be used to provide any banking services within a distance of five (5) miles of any Branch; provide, however, that it shall not constitute a breach of the foregoing if the Seller, during the Restricted Period, acquires another financial institution that, at the time of the closing of such transaction, operates a branch banking facility, loan production office or any other facility used or to be used to provide any banking services within a distance of five miles of any Branch.

7.12 Real Property Matters.

(a) Seller agrees to deliver to Purchaser, as soon as reasonably possible after the execution of this Agreement, not to exceed five (5) Business Days from the date of this Agreement, copies of all (i) title information in possession of Seller, including, but not limited to, title insurance policies, attorneys’ opinions on title, surveys, covenants, deeds, notes and mortgages and easements relating to the Real Property, and (ii) reports, surveys, notices, correspondence or other information known to Seller and reasonably retrievable by Seller, or in Seller’s possession, which relate to the environmental condition of the Real Property or existing or potential violations of laws or regulations relating to the environment and which has not been previously delivered.

(b) At its option and expense, Purchaser may cause to be conducted during the period beginning on the date hereof and ending on the thirtieth (30th) day after the date of this Agreement (the “Due Diligence Period”) (i) a title examination, physical survey, zoning compliance review, and structural inspection of the Real Property and Improvements thereon (the “Property Examination”) and (ii) site inspections, regulatory analyses, and Phase 1 environmental assessments of the Real Property, together with such other studies and analyses as Purchaser shall deem necessary or desirable (collectively, the “Environmental Survey”). Purchaser agrees to indemnify and hold harmless Seller from damages resulting from injuries to any person or property from any cause arising out of the commission or omission of any act or acts related to such inspections by Purchaser, except to the extent of Seller’s negligence or willful misconduct.

(c) If in the course of the Property Examination or Environmental Survey Purchaser discovers a “Material Defect” (as defined in subsection (d) below) with respect to any Real Property, Purchaser will give prompt written notice thereof to Seller prior to or on the last day of the Due Diligence Period describing the facts or conditions constituting the Material Defect and the measures which Purchaser reasonably believes are necessary to correct such Material Defect. If Purchaser provides Seller with written notice of a Material Defect, Seller and Purchaser shall promptly discuss and seek to reach agreement as to an acceptable cure or other resolution of the asserted Material Defect. If Seller elects to cure, then Seller shall proceed with such cure and shall complete such cure by the Closing Date or such additional period as shall be agreed upon by Seller and Purchaser. If Seller elects not to cure or is not able to cure any Material Defect with respect to any Real Property by the Closing Date and Purchaser and Seller are otherwise unable to agree on how the Material Defect will be addressed in order to effect Closing on such Real Property, then Purchaser shall have the option exercisable upon written notice to Seller to (i) waive the Material Defect; or (ii) purchase the Assets (other than such Real Property) and assume the Assumed Deposits but lease such Real Property “as is” without any representation or warranty or any liability for existing environmental damage, maintenance, taxes or insurance for a period of up to twelve (12) months, on a month-by-month basis, at a reasonable cost and with reasonable terms to be agreed upon by Seller and Purchaser, in order to allow for relocation of the business of such Owned Branch to another facility.

(d) For purposes of this Agreement, a “Material Defect” shall include:

(i) the existence of any facts or condition that constitutes a breach of Seller’s representations and warranties contained in Section 5.4 and 5.5 or the existence of any lien (other than the lien of real property taxes not yet due and payable), encumbrance, easement, covenant, or other restriction, title imperfection or title irregularity that materially will adversely affect Purchaser’s use of the Real Property or the value or marketability of the Real Property;

(ii) the encroachment by an improvement on the Real Property onto other property or onto any easement, a violation of any setback requirement, the encroachment of an improvement on any other property onto the Real Property, or the existence of a zoning restriction that will materially adversely affect Purchaser’s use of the Real Property or the value or marketability of the Real Property;

(iii) the existence of any structural defect or state of disrepair in the Improvements on any Real Property (including any equipment, fixtures or other components related thereto) that would cost at least 10% of the portion of the Purchase Price attributed thereto on Schedule 2.1 to repair; or

(iv) the existence of facts or circumstances demonstrating that any action, including the presence, discharge, disposal, release, or emission by any person of any Hazardous Material detected in, on or under the Real Property in an amount or a concentration that violates any applicable Environmental Law, has been taken or not taken or a condition or event likely has occurred or exists, with respect to the Real Property, which constitutes or would constitute a material violation of any Environmental Law as to which Purchaser believes that Purchaser could become responsible or liable for assessment, removal, remediation, monetary damages, or civil, criminal or administrative penalties or other corrective action or that Purchaser believes will adversely affect its use of the Real Property or the value or marketability of the Real Property

7.13 Defects in Assets. During the Due Diligence Period, Purchaser will be given the opportunity to conduct such other investigations and inspections of the other Assets (other than the Real Property) to be transferred, including but not limited to the Furniture and Fixtures, Prepaid Expenses, Assumed Contracts, and Records, as Purchaser may reasonably deem appropriate. If Purchaser determines in its sole discretion that any such Asset is unsuitable for Purchaser’s use, Purchaser will give written notice thereof to Seller, and Purchaser shall have no obligation to accept or assume such Assets and such Assets shall be excluded from the Assets.

ARTICLE 8

TAX AND EMPLOYEE MATTERS

8.1 Allocation Between Pre and Post Closing Periods. Whenever it is necessary under this Agreement to allocate Taxes (including a liability for Taxes or prepaid Tax) between periods prior to and after the Closing Date (or determine the amount of prepaid Taxes) such Taxes shall be apportioned by assuming that the Branches had a taxable year or period which ended at the close of the Closing Date, except that any property Taxes or exemptions, allowances or deductions that are calculated on an annual basis shall be apportioned based on time. Appropriate payments shall be made between Purchaser and Seller whenever necessary to effectuate the proper allocation of any Tax liability or prepaid Tax under this Agreement.

8.2 Transfer Taxes and Recording Fees. Notwithstanding anything herein to the contrary, all excise, sales, use, transfer, documentary, stamp or similar Taxes that are payable or that arise as a result of the consummation of the transactions contemplated by this Agreement will be borne by Seller and any recording or filing fees with respect thereto will be borne by Purchaser.

8.3 Employees and Employee Benefits.

(a) Purchaser may, but is not required to, offer employment to employees at the Branches. Each such employee who accepts Purchaser’s offer of employment shall be a “Transferred Employee” for purposes of this Agreement effective upon the later of the Closing Date or the return of such employee to active employment. A Transferred Employee’s employment with Purchaser shall be on an “at-will” basis, and nothing in this Agreement shall be deemed to constitute an employment agreement with any such person or to obligate Purchaser to employ any such person for any specific period of time or in any specific position or to restrict Purchaser’s right to terminate the employment of any such person at any time and for any reason satisfactory to it.

(b) With respect to each Branch employee who does not become a Transferred Employee, Seller shall be responsible for all “Continuation Coverage” under Section 4980B of the Code and Section 601 of ERISA and any severance costs associated with terminating the employment of such employee in accordance with the Seller’s severance policies and practices.

(c) Each Transferred Employee shall cease to be covered by the employee welfare benefit plans, including plans, programs, policies and arrangements which provide medical and dental coverage, life and accident insurance, disability coverage, and vacation and severance pay (collectively, “Benefit Plans”) of Seller and all other benefit and compensation plans of Seller on the date the Transferred Employee becomes a Transferred Employee or on such later date specified under the terms of an applicable Benefit Plan or other plan of Seller.

(d) Attached as Schedule 8.3 is a true and correct report listing each employee employed at the Branches as of the date the report is prepared to include name, position, exempt or nonexempt status, date of hire and total years of service, present salary, date of last salary increase, employment status (permanent or temporary, full-time or part-time, active or leave recipient and type of leave). Seller represents and warrants to Purchaser that the report and all information delivered in connection with this Section 8.3(d) will be complete and accurate in all material respects. The report will be updated within ten (10) calendar days of Closing. Purchaser shall maintain in confidence the information on the employees and shall use it only for legitimate business purposes in connection with the transactions contemplated by this Agreement.

ARTICLE 9

CONDITIONS TO CLOSING

9.1 Conditions to Obligations of Purchaser. Unless waived in writing by Purchaser, the obligation of Purchaser to consummate the transactions contemplated by this Agreement to be consummated at the Closing is conditioned upon fulfillment, at or before the Closing, of each of the following conditions:

(a) All consents, approvals and authorizations required to be obtained prior to the Closing from governmental and regulatory authorities in connection with the performance and consummation of the transactions contemplated hereby, including the Regulatory Approvals, shall have been made or obtained, and shall remain in full force and effect, all waiting periods applicable to the consummation of the transactions contemplated hereby shall have expired or been terminated and all required regulatory filings shall have been made.

(b) No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and that could reasonably be expected to have a Material Adverse Effect, and no proceeding seeking such a judgment, decree, injunction or other order shall have been announced or commenced.

(c) Each of the representations and warranties of Seller contained in this Agreement shall be true in all material respects when made and as of the Closing Date, with the same effect as though such representations and warranties had been made on and as of the Closing Date (except that representations and warranties that are made as of a specific date need be true in all material respects only on and as of such date); each of the covenants and agreements of Seller to be performed on or prior to the Closing Date shall have been duly performed in all material respects. For the purpose of determining the accuracy of a particular representation or warranty under this subsection (c), the materiality qualifiers contained in such particular representation or warranty shall be disregarded.

(d) Purchaser shall have received each of the following documents:

(i) Resolutions of Seller’s Board of Directors, certified by its Secretary or Assistant Secretary, authorizing the signing and delivery of this Agreement and all related documents and the consummation of the transactions contemplated hereby and thereby;

(ii) A certificate from the Secretary or Assistant Secretary of Seller as to the incumbency and signatures of officers;

(iii) A certificate signed by a duly authorized officer of Seller stating that the conditions set forth in Sections 9.1(a), (b) and (c) have been satisfied;

(iv) A Bill of Sale and Instrument of Assignment and Assumption, signed by Seller, substantially in the form of Exhibit A hereto;

(v) A special warranty deed with appropriate documentary stamps affixed conveying the Real Property to Purchaser with respect to the Real Property;

(vi) Such other bills of sale, assignments of management, maintenance, service or servicing contracts, security deposits under leases, guaranties, warranties, utilities security deposits, and such other instruments and documents as Purchaser may reasonably require as necessary for transferring, assigning and conveying to Purchaser good, marketable and insurable title to the Assets free and clear of any Encumbrances, and permitting assumption of Liabilities by Purchaser;

(vii) The Delivery Records;

(viii) An original, fully executed counterpart of each written Assumed Contract in effect on the Closing Date and, subject to Section 7.4, such consents as shall be required pursuant to the terms of any Assumed Contracts in connection with the assignments of such Assumed Contracts to Purchaser;

(ix) A complete set of keys of the Owned Branches, including but not limited to keys for all vaults and automated teller machines, appropriately tagged for identification and any vault manuals or specifications with respect to vaults and automated teller machines, if any;

(x) The Preliminary Closing Statement and the required Settlement Payment, if any;

(xi) Seller’s resignation as trustee or custodian, as applicable, with respect to each IRA included in the Assumed Deposits, and designation of Purchaser as successor trustee or custodian with respect thereto, subject to Section 2.4; and

(xii) All documentation required to exempt Seller from the withholding requirement of Section 1445 of the Code, consisting of an affidavit from Seller to Purchaser that Seller is not a foreign person and providing Seller’s U.S. taxpayer identification number.

(e) The following events or conditions shall be absent or shall not have occurred:

(i) Subject to Sections 5.14 and 7.1(b) above, there shall not have occurred any material adverse change in the business of the Branches, and no circumstances shall exist which, with the passage of time or otherwise, likely will result in any such material adverse change;

(ii) There shall not have been any damage to or destruction of the Improvements located on the Real Property in an amount in excess of 10% of the portion of the Purchase Price attributed thereto on Schedule 2.1; and

(iii) In the event that Seller has agreed to cure a Material Defect as provided in Section 7.12 above, such Material Defect shall have been corrected in the manner agreed upon by Purchaser and Seller.

9.2 Conditions to Obligations of Seller. Unless waived in writing by Seller, the obligation of Seller to consummate the transactions contemplated by this Agreement to be consummated at the Closing is conditioned upon fulfillment, at or before the Closing, of each of the following conditions:

(a) All consents, approvals, permits and authorizations required to be obtained prior to the Closing from governmental and regulatory authorities in connection with the performance and consummation of the transactions contemplated hereby, including the Regulatory Approvals, shall have been made or obtained and shall remain in full force and effect; and all waiting periods applicable to the consummation of the transactions contemplated hereby shall have expired or been terminated and all required regulatory filings shall have been made.

(b) No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and that could reasonably be expected to have a Material Adverse Effect, and no proceeding seeking such a judgment, decree, injunction or other order that that could reasonably be expected to have a Material Adverse Effect shall have been announced or commenced.

(c) Each of the representations and warranties of Purchaser contained in this Agreement shall be true in all material respects when made and as of the Closing Date, with the same effect as though such representations and warranties had been made on and as of the Closing Date (except that representations and warranties that are made as of a specific date need be true in all material respects only on and as of such date); each of the covenants and agreements of Purchaser to be performed on or prior to the Closing Date shall have been duly performed in all material respects. For the purpose of determining the accuracy of a particular representation or warranty under this subsection (c), the materiality qualifiers contained in such particular representation or warranty shall be disregarded.

(d) Seller shall have received each of the following documents, which shall be delivered in a manner agreed to between Purchaser and Seller and shall be in form and substance reasonably satisfactory to Seller:

(i) A certificate signed by a duly authorized officer of Purchaser stating that the conditions set forth in Sections 9.2(a), (b) and (c) have been fulfilled;

(ii) A Bill of Sale and Instrument of Assignment and Assumption, signed by Purchaser, substantially in the form of Exhibit A hereto;

(iii) Purchaser’s acceptance of its appointment as successor trustee or custodian, as applicable, of the IRA accounts included in the Assumed Deposits and assumption of the fiduciary obligations of the trustee or custodian with respect thereto, subject to Section 2.4.

9.3 Other Documents. The parties agree to execute and deliver such other documents as the parties determine are reasonably necessary to consummate the transactions contemplated by this Agreement.

ARTICLE 10

TERMINATION

10.1 Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) By the mutual written consent of Purchaser and Seller;

(b) By Seller or Purchaser, in the event of a material breach by the other of any representation, warranty or agreement contained herein which is not cured or cannot be cured within thirty (30) calendar days after written notice of such breach has been delivered to the breaching party; provided, however, for the purpose of determining the truthfulness of a particular representation or warranty under this Section 10.1(b), the materiality qualifiers contained in such particular representation or warranty shall be disregarded, and, provided further, that termination pursuant to this Section 10.1(b) shall not relieve the breaching party of liability for such breach or otherwise;

(c) Notwithstanding any other provision of this Agreement, by Seller or Purchaser, in the event that the Closing has not occurred by December 31, 2014 unless the failure to so consummate by such time is due to a breach of this Agreement by the party seeking to terminate; or

(d) By Seller or Purchaser at any time after the denial or revocation of any Regulatory Approval, unless such denial or revocation was caused by the failure of the party seeking to terminate to act in a timely manner with respect to such Regulatory Approval or such party’s negligence or willful misconduct or by the breach of this Agreement.

10.2 Effect of Termination. In the event of termination of this Agreement and abandonment of the transactions contemplated hereby pursuant to Section 10.1, no party hereto (or any of its directors, officers, employees, agents or Affiliates) shall have any liability or further obligation to any other party, except as provided in Section 7.2(b), and except that nothing herein will relieve any party from liability for any breach of this Agreement.

ARTICLE 11

INDEMNIFICATION

11.1 Indemnification.

(a) Seller shall indemnify and hold harmless Purchaser and any Affiliate of Purchaser from and against any and all Losses which such person may suffer, incur or sustain arising out of or attributable to (i) any breach of any representation or warranty made by Seller pursuant to this Agreement, (ii) any breach of any covenant or agreement to be performed by Seller pursuant to this Agreement, (iii) any third party claim, penalty asserted, legal action or administrative proceeding based upon any action taken or omitted to be taken by Seller prior to the Closing or resulting from any transaction or event occurring prior to the Closing, relating in any such case to the Branches, the Assets, the Assumed Deposits or the Assumed Contracts, or (iv) any liabilities, obligations or duties of Seller that are not Liabilities but are related to the Branches, the Assets, the Assumed Deposits or the Assumed Contracts.

(b) Purchaser shall indemnify and hold harmless Seller and any Affiliate of Seller from and against any and all Losses which such person may suffer, incur or sustain arising out of or attributable to (i) any breach of any representation or warranty made by Purchaser pursuant to this Agreement, (ii) any breach of any covenant or agreement to be performed by Purchaser pursuant to this Agreement, (iii) any third party claim, penalty asserted, legal action or administrative proceeding based upon any action taken or omitted to be taken by Purchaser or resulting from any transaction or event occurring after the Closing, relating in any such case to the operation of the Owned Branches, the Assets, the Assumed Deposits or the Assumed Contracts or (iv) any of the Liabilities assumed by Purchaser at the Closing.

(c) To exercise its indemnification rights under this Section 11.1 as the result of an assertion against it of any claim or potential liability for which indemnification is provided, the indemnified party shall promptly notify the indemnifying party of the assertion of such claim, discovery of any such potential liability or the commencement of any action or proceeding in respect of which indemnity may be sought hereunder. Notwithstanding the foregoing, notice of any claim for indemnification arising out of a third party lawsuit or other similar legal action shall be made within ten (10) calendar days after the indemnified party receives the summons and complaint or similar documents in connection therewith, provided, however, that a party’s failure to timely give such notice shall not affect its right to indemnification in connection therewith except to the extent the indemnifying party is materially prejudiced as a result of such failure to timely give such notice. The indemnified party shall advise the indemnifying party of all facts relating to such assertion within the knowledge of the indemnified party, and shall afford the indemnifying party the opportunity, at the indemnifying party’s sole cost and expense, to defend against such claims for liability. In any such action or proceeding, the indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at its own expense unless the indemnifying party and the indemnified party mutually agree to the retention of such counsel.

ARTICLE 12

MISCELLANEOUS

12.1 Survival. The parties’ respective representations and warranties contained in this Agreement shall survive for a period of 18 months following the Closing, and thereafter neither party may claim any damage for breach thereof. The covenants contained in this Agreement shall survive the Closing and not expire unless otherwise specifically provided in this Agreement until the end of the time period stated in such covenant.

12.2 Assignment. Neither this Agreement nor any of the rights, interests or obligations of either party hereunder may be assigned by either of the parties hereto without the prior written consent of the other party.

12.3 Binding Effect. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except as expressly provided in Section 11.1, the parties hereto intend that nothing in this Agreement, express or implied, is intended to or shall confer upon any other person, including, without limitation, any employee or former employee of Seller, any legal or equitable right, benefit or remedy of any nature whatsoever, including without limitation, any rights of employment or benefits for any specified period, under or by reason of this Agreement.

12.4 Public Notice. From and after the date hereof until the Closing Date, neither Purchaser nor Seller shall directly or indirectly, make, or cause to be made, any press release for general circulation, public announcement or disclosure or issue any notice or communication generally to employees with respect to any of the transactions contemplated hereby without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed. Consent shall be deemed granted by the party from which it is sought unless such party objects within two (2) Business Days after receipt of the proposed press release or other announcement from the party requesting consent. Seller and Purchaser shall cooperate reasonably to produce public announcements to be released simultaneously within two (2) calendar days after the date of this Agreement. Nothing herein shall limit the right of Seller’s or Purchaser’s parent, after the initial press release regarding the transaction, to refer to this transaction in any document required to be filed with the Securities and Exchange Commission. Nothing in this Agreement shall limit the right of either party to make any disclosure required by law, subject to the provisions of Section 7.2(c) or (d).

12.5 Notices. All notices or other communications required or permitted to be given or made hereunder shall be in writing and delivered personally or sent by pre-paid, first class certified or registered mail, return receipt requested, or by facsimile transmission, to the intended recipient thereof at its address or facsimile number set out below. Any such notice or communication shall be deemed to have been duly given immediately (if given or made in person or by facsimile confirmed by mailing a copy thereof to the recipient in accordance with this Section 12.5 on the date of such facsimile), or five (5) calendar days after mailing (if given or made by mail), and in proving same it shall be sufficient to show that the envelope containing the same was delivered to the delivery service and duly addressed, or that receipt of a facsimile was confirmed by the recipient.

If to Seller:	If to Purchaser:

CenterState Bank of Florida, N.A. 1101 1st Street South Winter Haven, Florida 33880 Attention: John C. Corbett Facsimile Number: (863) 291-3994	Fidelity Southern Corporation 3490 Piedmont Road, N.E., Suite 1500 Atlanta, Georgia 30305 Attention: H. Palmer Proctor, Jr. Facsimile Number: (404) 816-8060

With copies to:	With copies to:

Smith MacKinnon, PA 255 South Orange Avenue, Suite 800 Orlando, Florida 32801 Attention: John P. Greeley Facsimile Number: (407) 843-2448	Troutman Sanders LLP 600 Peachtree Street, N.E., Suite 5200 Atlanta, GA 30308 Attention: James W. Stevens Facsimile Number: (404) 962-6501

Either party may change the address to which notices or other communications to such party shall be delivered or mailed by giving notice thereof to the other party hereto in the manner provided herein.

12.6 Governing Law. This Agreement and the legal relations between the parties shall be governed by and interpreted in accordance with the laws of the State of Florida applicable to contracts made and to be performed entirely within the State of Florida.

12.7 Entire Agreement. This Agreement contains the entire understanding of and all agreements between the parties hereto with respect to the subject matter hereof and supersedes any prior or contemporaneous agreement or understanding, oral or written, pertaining to any such matters which agreements or understandings shall be of no force or effect for any purpose. Following the execution of this Agreement, representatives of Purchaser and Seller may prepare an operating agreement, conversion plan, or similar document relating to the methods of consummating the transactions contemplated by this Agreement, but no such document shall amend this Agreement or waive any of its provisions unless it (a) explicitly describes a “waiver” or “amendment” and refers to the particular provision of this Agreement being waived or amended, and (b) is executed in the manner provided in Section 12.9. Unless there is an effective amendment or waiver under the standards of Section 12.9, the provisions of this Agreement shall prevail if there is any inconsistency between this Agreement and any operating agreement, conversion plan, or similar document relating to the methods of consummating the transactions contemplated by this Agreement.

12.8 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12.9 Waiver and Amendment. The waiver of any breach of any provision under this Agreement by any party shall not be deemed to be a waiver of any preceding or subsequent breach under this Agreement. No such waiver shall be effective unless in writing. This Agreement may not be amended or supplemented in any manner except by mutual agreement of the parties and as set forth in a writing signed by the parties hereto or their respective successors in interest.

12.10 Expenses. Except as specifically provided otherwise in this Agreement, each party shall bear and pay all costs and expenses, including without limitation brokerage and legal fees, which it incurs, or which may be incurred on its behalf in connection with the preparation of this Agreement and consummation of the transactions described herein, and the expenses, fees, and costs necessary for any approvals of the appropriate regulatory authorities.

12.11 Severability. If any provision of this Agreement or the application of any such provision to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

12.12 Third Party Beneficiaries. Except as specifically provided in Article 11 with respect to indemnification, no provision of this Agreement shall be deemed to create any third party beneficiary right in anyone not a party to this Agreement, including any employee or former employee of Seller (including any beneficiary or dependent thereof). Nothing contained in this Agreement shall be construed to affect or limit any right Purchaser or its Affiliates may have after the Closing with respect to the terms and conditions of employment of any Transferred Employees (including, but not limited to, provisions of employee benefits different from those provided through the employee benefit plans) or to terminate the employment of a Transferred Employee at any time or to modify the benefits provided to employees through any employee benefit plan.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first above written.

FIDELITY BANK

By:	/s/ Palmer Proctor, Jr.
	Name:	Palmer Proctor, Jr.
	Title:	President

CENTERSTATE BANK OF FLORIDA, N.A.

By:	/s/ John C. Corbett
	Name:	John C. Corbett
	Title:	President and Chief Executive Officer